SURGLINE INTERNATIONAL, INC.

319 CLEMATIS STREET, SUITE 400

WEST PALM BEACH, FL.  33401

Via EDGAR Only

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. Tim Buchmiller

Re:

SurgLine International, Inc., formerly China Nuvo Solar Energy, Inc.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

Filed November 13, 2008

Form 10-K for the Fiscal Year Ended July 31, 2009

Filed December 15, 2009

Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009, April 30, 2009 and October 31, 2009

File No. 333-48746

Dear Mr. Buchmiller:

Please be advised that I am the duly appointed Chief Financial Officer of SurgLine International, Inc., formerly, China Nuvo Solar Energy, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated February 5, 2010, with respect to the above-referenced filings (the “Comment Letter”). Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Draft Form 10-KSB for the Fiscal Year Ended July 31, 2008 submitted as correspondence

Note 1.  Organization, basis of presentation and summary of significant accounting policies, page F-8

Organization, Page F-8

1.

We note your responses to our previous comments 1, 2 and 3. We also note that you appear to have made changes to your financial statements to remove the spin off and the sale of Torpedo and many other transactions related to predecessor companies.  However, it is unclear how these changes are reflected in the draft Form 10-K you provided.  Therefore please address the following:

•

In accordance with FASB ASC 250-10-45-23 and 50-7 through 9, please provide all the required disclosures surrounding your restatement.  For instance, you should label all periods as “restated” and include a table that shows in a columnar format the originally filed balances, the adjustments made and the final adjusted balances that agree to your revised financial statements. Each major type adjustment should be separately disclosed.

•

For each adjustment, provide adequate discussion on the nature of each adjustment and how the amounts were determined.

Provide a discussion in your response of any other changes that you are making to your filing.  For example, tell us the nature of the minority interest and deferred compensation which is now being recorded within stockholders’ deficit.

We filed Form 10-K/A for the year ended July 31, 2008 on February 11, 2011 in response to this comment. In particular, the financial statements are labeled “Restated” in each instance and Note 9 to the restated financial statements describes the restatement in detail.

2.

As a related matter, please provide us your draft of the amended form 10-K in red-line form or in some fashion that we can see all the changes you are making to your original filing.  In that regard, please also provide a draft of the audit report that is to be issued.  We may have further comments.

Upon discussion with SEC staff in 2011, it was determined that the Issuer was advised it was not required to submit a red-lined version of the Form 10-K/A.  Accordingly, the Issuer filed the amended Form 10-K/A on February 11, 2011.

3.

We see that you are no longer accounting for the reverse acquisition of “Nuvo” as a recapitalization but rather a reverse acquisition business combination.  In your revised filing, please disclose the specific set of factors that you considered in determining that the transaction with Nuvo would be accounted for as a reverse merger.

The Issuer determined that the transaction with Nuvo, based among criteria, included a change in control and accordingly accounted for as a reverse merger in the amended Form 10-K/A for the year ended July 31, 2008 filed on February 11, 2011.

4.

Regarding the reverse merger with Nuvo, please address the following comments:

•

Tell us how you considered FASB ASC 805-40 in determining your accounting for the reverse merger.  Specifically, discuss how you measured the consideration transferred (FASB ASC 805-40-30-2), how you calculated goodwill, and how you have applied the presentation guidelines outlined in 805-40-45-1 through 45-3.

The consideration transferred was measured based on fair market value and is discussed in our amended Form 10-K/A for the year ended July 31, 2008, filed on February 11, 2011.

•

Tell us how you determined the equity of the entity after the reverse merger. In this regard, we refer you to FASB 805-40-45-2 © through (d) and FASB ASC 805-40-55-14.  Please reconcile the components of the statement of stockholders’ equity with the narrative discussion in Note 1.

The equity of the entity after the reverse merge was determined based on the restatement of the accounting acquirer’s equity for the shares issued in the transaction as the shares outstanding prior to the acquisition and the accounting acquirer issuing the shares outstanding of the legal acquirer at the date of the transaction.

•

To help us better understand your adjustments and your accounting, please provide us with an illustrative summary balance sheet prior to the business combination of the acquiree and the acquirer. Discuss how the consideration was allocated to the assets and liabilities of the accounting acquire as shown in FASB ASC 805-40-55-12.

We have provided a table illustrating the summary balance sheets of the accounting acquire and the acquirer in Note 1. to the financial statements of our amended Form 10-K/A for the year ended July 31, 2008, filed on February 11, 2011.  ASC 805-40-55-12 indicates that goodwill in a reverse acquisition is measured as the excess of the fair value of the consideration effectively transferred by the accounting acquirer over the fair value of the accounting acquiree’s identifiable net assets.

5.

Regarding the impairment of goodwill recorded during fiscsl year 2007, please revise your filing to disclose how you determined that goodwill was impaired.  We refer you to FASB ASC 350-20-35.  In addition, please include the disclosure required by FAB ASC 350-20-50 such as the following:

•

A description of the facts and circumstances leading to the impairment

•

The amount of the impairment loss and the method of determining the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable businesses, a present value or other valuation technique, or a combination thereof)

The fair value of consideration transferred is $9,603,957, and is comprised of: (i) $8,000,000 for the 133,333,325 shares of common stock issued, valued at $0.06 per share(the market price of the common stock); plus (ii) $1,483,293, the excess of the fair value of the liabilities assumed over the fair value of the assets acquired.

6.

We also see you are now presenting your financial statements as a development stage company.  Please tell where you have included all of the disclosures required by FASB ASC 915.  For example, we do not see disclosure of all equity transactions by date from inception on the face of the statement of stockholder’s equity/deficit, per FASB ASC 915-215-45-1.  In addition, please note that your financial statements should be labeled as that of a development stage company.  Refer to FASB ASC 915-205-45-4.

In our amended Form 10-K/A for the year ended July 31, 2008 filed on February 11, 2011 we have restated the statement of stockholders’ deficit. We have also labeled our financial statements as that of a development stage company.

Exhibits

7.

We note that your certifications (Exhibit 31.1 and 31.2) in your draft 10-K refer to the registrant as a small business issuer. Please note that Regulation S-B no longer exists and the required certifications must be in the exact form prescribed as set forth in Item 601 (b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect.  Accordingly, please revise to refer to the Company as the registrant as required by Exchange Act Rule 13a-14(a).  Please also update the signature to the date of your new amended filing.

We will file amended certifications Exhibits 31.1 and 31.2 in the filing of our Amendment No. 2 Form 10-K for the year ended July 21, 2008. We anticipate filing such amendment by April 20, 2012.

8.

As a related matter, please also ensure that your Exhibit 32.1 also does not reference the Form 10-KSB and that you update the signature to the date of your new filing.

We filed restated Exhibit 32.1 in our amended Form 10-K/A for the year ended July 31, 2011, filed on February 11, 2011.

Other

9.

Due to the pending restatement of your Form 10-K for the year ended July 31, 2008 and related Forms 10-Q, please tell us how you considered your reporting obligations under Item 4.02 of Form 8-K.  If you have determined that Item 4.02 does not apply, please also tell your reasons what that is so.

We filed a Current Report on Form 8-K regarding Item 4.02 on March 22, 2010.

Form 10-QSB for the quarterly period ended October 31, 2008, January 31, 2009 and April 30, 2009

10.

We note your response to our prior comments 4 through 10 in our letter dated August 14, 2009.  These comments will remain outstanding until the amended Forms 10-Q have been filed.

We filed amended Forms 10-Q/A for the quarterly periods ended October 31, 2011 and January 31, 2009 on March 31, 2011; and amended Form 10-Q/A for the quarterly period ended on April 30, 2009 on April 1, 2011.

Form 10-K for the fiscal year ended July 31, 2009

Item 9A(T).  Controls and Procedures, page 24

11.

We see that you disclosed that your disclosure controls and procedures (DC&P) were not effective April 30, 2009.  In addition, we note that your Form 10-K and Forms 10-Q will require restatement due to accounting errors and that you concluded that internal control over financial reporting was not effective at July 31, 2009.  Accordingly, tell us how you were able to include that DC&P was effective at July 31, 2009.

We will amend our Form 10-K for the year ended July 31, 2009 for our disclosure on DC&P as follows:

Evaluation of Disclosure Controls and Procedures

A review and evaluation was performed by the Company's management, including the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this annual report. Based on that review and evaluation, the CEO and CFO have concluded that as of July 31, 2009 disclosure controls and procedures, were not effective at ensuring that the material information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported as required in the application of SEC rules and forms.

12.

In future filings, please clarify whether there were any changes in the internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Rule 308T(b) of Regulation S-K.

We will amend our Form 10-K for the year ended July 31, 2009 for our disclosure on changes in internal control over financial reporting as follows:

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Financial Statements

13.

Please tell us how the audit report issued by your independent auditors complies with auditing Standard No. 1 issued by the PCAOB and Article 2 of Regulation S-X.  We note that report refers to “the schedule of accounts receivable” rather than of the financial statements.

We will file an amended audit report for the year ended July 31, 2009 by our independent auditors that complies with auditing Standard No. 1 issued by the PCOAB and Article 2 of Regulation S-X.

14.

Tell us why you have not included an audit report covering the year ended July 31, 2008 and the inception to date report.

We will file an amended audit report for the year ended July 31, 2008 in our amendment No. 2 to our Form 10-K, by our independent auditors that complies with auditing Standard No. 1 issued by the PCOAB and Article 2 of Regulation S-X.

Consolidated Statement of Operations, page F-4

15.

We note that you continue to include stock compensation cost as a separate line item on the Consolidated Statements of Operations.  Tell us how this is consistent with your response to previous comment 6.

We will file an amended audit report for the year ended July 31, 2009 in response to this comment.

16.

We see that you have included financial information from inception to July 31, 2009 but your headings or the notes to your financial statements do not refer to the company as a development stage enterprise.  Furthermore, it does not appear that you are including all the required disclosures of a development stage entity.  Please refer to FASB ASC 915 and tell us where you have provided all the disclosures required by the appropriate sections.

We will file an amended audit report for the year ended July 31, 2009 in response to this comment.

Consolidated Statements of Cash Flows, page F-6

17.

Tell us why your net loss for the inception to date does not agree to loss reported on the Statements of Operations.

We will file an amended audit report for the year ended July 31, 2009 in response to this comment.

18.

Tell us the nature of the $1,519,381 adjustment to reconcile net income (loss) reported in the inception to date column.

We will file an amended audit report for the year ended July 31, 2009 in response to this comment.

Note 1.  Organization, basis of presentation and summary of significant accounting policies, page F-8

Fair value of financial instruments, page F-13

19.

Please tell us where you have included the disclosures required by FASB ASC 820-10-50-1 and 2 with regard to your financial assets measured at fair value, such as the derivative liabilities.

We will file an amended audit report for the year ended July 31, 2009 in response to this comment as follows:

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts payable, accrued liabilities, and advances from affiliates.  The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities of these instruments.  The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

ASC Topic 820, “Fair Value Measurements” (“ASC Topic 820”) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The standard provides a consistent definition of fair value that focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

The three-level hierarchy for fair value measurements is defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or inputs that are observable for the assets or liabilities other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active;

•

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Exhibit 31.1 and 31.2

20.

We note your certifications in the 10-K refer to the registrant as a small business issuer.  Please note that Regulation S-B no longer exists and that the required certifications must be in the exact form prescribed as set forth in Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect.  Accordingly, please revise future filings to refer to the Company as the registrant as required by Exchange Act Rule 13a-14(a).

We will revise our future filings to refer to the Company as the registrant as required.

Form 10-Q for the quarter ended October 31, 2009

Consolidated Condensed Statements of Operations, page F-3

21.

We note that you continue to include stock compensation cost as a separate line item on the Statements of Operations.  Tell us how this is consistent with your previous response to comment 6.

We will file an amended audit report for the year ended July 31, 2009 in response to this comment.

22.

Please tell us how you have applied the guidance in FASB ASC 810-45-16 and FASB ASC 810-10-50-1A regarding the noncontrolling interest (minority interest) recorded on your balance sheet and statement of operations.

We will file an amended audit report for the year ended July 31, 2009 in response to this comment.

Note 5.  Convertible debentures payable, page F-16

23.

We note your disclosure that you recorded a credit of $164,444 to reduce the value of the derivative liability at October 31, 2009.  However, we see that the liability balance decreased by $280,000 on the balance sheet.  Please reconcile these amounts and disclose in future filings the nature of any other changes in the derivative liability balance.

We will file an amended audit report for the year ended July 31, 2009 in response to this comment.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

SURGLINE INTERNATIONAL, INC. Formerly, CHINA NUVO SOLAR ENERGY, INC.

By:	/s/ Barry Hollander
Barry Hollander Chief Financial Officer

Cc(via e-mail):Peter Campitiello, Esq.